08004481

FOSTER'S GROUP

ASX RELEASE

SUPPL

The following release was made to the Australian Securities Exchange Limited today:

"Notice of change of interests of substantial holder"

Released: 25 August 2008

Pages: 16 (including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com* or *Ph: +61 3 9633 2105*

dw 8/26

FOSTER'S GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Notice of change of interests of substantial holder"

Released: 25 August 2008

Pages: 16
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme Foster's Group Limited

ACN/ARSN 007 620 886

1. Details of substantial holder(1)

Name Maple-Brown Abbott Limited

ACN/ARSN (if applicable) 001 208 564

There was a change in the interests of the substantial holder on 21 / 08 / 08

The previous notice was given to the company on 27 / 08 / 04

The previous notice was dated 25 / 08 / 04

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary	120,698,061	6.04%	96,368,436	5.02%
shares				

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
21/08/08	Refer Annexure A	Sales	----------Refer	Annexure	B-----------

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
---------	----------------	Refer Annexure	C--------------	---------	------------

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Maple-Brown Abbott Ltd	Level 30, 20 Bond Street, Sydney NSW 2000

Signature

print name Dean Smedley capacity Company Secretary

sign here date 25/ 08 /08

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A

Foster's Group
Registered Shareholdings as at 25 August 2004

Registered Name	Address	Holding
National Nominees Limited	GPO Box 1406M, MELBOURNE VIC 3001	68,250,903
RBC Dexia Investor Services Trust	Level 16 & 17, 2 Park Street, SYDNEY NSW 2000	24,340,729
JP Morgan Worldwide Securities Services	Level 37, AAP Centre, 259 George Street, SYDNEY NSW 2000	14,233,092
Cogent Nominees Pty Limited	Level 8 BNP Paribas, 60 Castlereagh St, SYDNEY NSW 2000	5,906,765
Citicorp Nominees Pty Ltd	Level 2, 350 Collins Street, MELBOURNE VIC 3001	3,838,500
State Street Australia Ltd	Level 7 - Unlisted Unit Trust Department, 338 Pitt Street, SYDNEY NSW 2000	2,868,281
M F Custodians	Level 18, 8 Exhibition Street, MELBOURNE VIC 3000	1,202,044
Arvic Pty Ltd	c/- Maple-Brown Abbott Limited, Level 30, 20 Bond Street, SYDNEY NSW 2000	15,000
Fite Holdings Pty Ltd	8 Duntroon Avenue, ROSEVILLE NSW 2069	13,500
Diane Flora Pty Ltd	c/- Maple-Brown Abbott Limited, Level 30, 20 Bond Street, SYDNEY NSW 2000	6,647
Fonthill Pty Ltd	c/- Maple-Brown Abbott Limited, Level 30, 20 Bond Street, SYDNEY NSW 2000	5,500
Diana Florence Pty Ltd	c/- Maple-Brown Abbott Limited, Level 30, 20 Bond Street, SYDNEY NSW 2000	4,600
M P Ashton	c/- G P J Ashton Esq, 3 Tara Street, WOOLAHRA NSW 2025	2,500
		120,678,061

Annexure B

Foster's Group
Net Trades between 26 August 2004 and 21 August 2008

Date	Quantity	Consideration
26-Aug-2004	10,000	46,290.95
27-Aug-2004	30,000	140,298.77
30-Aug-2004	87,000	407,241.55
31-Aug-2004	106,811	502,192.66
01-Sep-2004	(365,084)	(1,706,036.44)
02-Sep-2004	653,848	3,042,197.82
03-Sep-2004	325,276	1,504,918.12
06-Sep-2004	304,081	1,411,766.75
07-Sep-2004	21,000	97,251.99
08-Sep-2004	55,000	254,136.96
09-Sep-2004	110,000	506,387.75
10-Sep-2004	196,400	909,081.42
13-Sep-2004	58,000	270,319.55
14-Sep-2004	550,000	2,584,663.34
15-Sep-2004	826,986	3,920,493.50
16-Sep-2004	200,000	941,883.08
17-Sep-2004	(16,295)	(74,409.10)
20-Sep-2004	250,000	1,181,841.15
21-Sep-2004	150,000	708,638.41
22-Sep-2004	1,000,000	4,771,485.61
23-Sep-2004	275,000	1,309,428.58
24-Sep-2004	769,803	3,641,455.22
27-Sep-2004	338,086	1,590,865.27
28-Sep-2004	29,000	136,866.75
29-Sep-2004	320,382	1,519,124.46
30-Sep-2004	36,290	172,574.98
01-Oct-2004	278,624	1,243,580.05
05-Oct-2004	80,000	383,467.65
07-Oct-2004	380,077	1,828,243.26
08-Oct-2004	(2,863,952)	(13,750,161.53)
11-Oct-2004	22,304	109,766.83
21-Oct-2004	(50,388)	(260,002.08)
25-Oct-2004	150,000	768,607.88
26-Oct-2004	180,000	917,961.48
27-Oct-2004	500,000	2,550,294.08
28-Oct-2004	599,559	3,059,907.16
29-Oct-2004	164,073	830,500.67
01-Nov-2004	26,147	131,731.64
02-Nov-2004	30,397	154,378.11
04-Nov-2004	100,000	519,123.68
05-Nov-2004	(190,714)	(987,750.34)
17-Nov-2004	(436)	(2,327.41)
18-Nov-2004	(9,128)	(48,588.54)
25-Nov-2004	50,000	265,066.94
26-Nov-2004	(5,000)	(26,562.25)
02-Dec-2004	50,000	267,734.25
07-Dec-2004	(120,509)	(665,314.24)
09-Dec-2004	(81,195)	(441,320.14)
10-Dec-2004	41,347	227,669.02

Annexure B

Foster's Group
Net Trades between 26 August 2004 and 21 August 2008

Date	Quantity	Consideration
15-Dec-2004	(107,849)	(593,872.16)
16-Dec-2004	(14,045)	(78,347.47)
21-Dec-2004	(1,806)	(10,560.27)
22-Dec-2004	(30,000)	(175,143.02)
23-Dec-2004	142,742	837,680.59
31-Dec-2004	(3,000)	(17,441.90)
05-Jan-2005	(3,000)	(17,503.83)
10-Jan-2005	(24,000)	(138,867.46)
11-Jan-2005	(14,118)	(81,110.14)
17-Jan-2005	77,000	411,407.38
19-Jan-2005	689,496	3,683,598.94
20-Jan-2005	28,000	149,583.02
21-Jan-2005	190,581	1,005,260.67
24-Jan-2005	417,800	2,198,644.10
25-Jan-2005	139,930	731,306.76
27-Jan-2005	(141,741)	(729,881.13)
28-Jan-2005	486,569	2,497,986.59
31-Jan-2005	250,356	1,304,979.39
01-Feb-2005	50,000	261,617.48
03-Feb-2005	458,332	2,459,692.62
04-Feb-2005	50,000	266,796.68
07-Feb-2005	215,000	1,163,395.06
08-Feb-2005	130,000	705,038.54
09-Feb-2005	225,000	1,230,727.73
10-Feb-2005	(62,769)	(375,241.97)
11-Feb-2005	50,000	264,375.04
14-Feb-2005	(44,377)	(231,676.71)
15-Feb-2005	159,000	846,866.90
16-Feb-2005	204,977	1,084,412.11
17-Feb-2005	(93,869)	(497,560.45)
21-Feb-2005	(130,000)	(685,066.72)
24-Feb-2005	(6,889)	(34,907.90)
25-Feb-2005	120,000	620,698.24
28-Feb-2005	10,000	52,009.64
01-Mar-2005	10,000	51,145.26
02-Mar-2005	175,000	904,237.33
10-Mar-2005	(1,071,601)	(5,775,929.39)
15-Mar-2005	(1,541,752)	(8,342,642.64)
17-Mar-2005	306,961	1,648,050.29
18-Mar-2005	9,000	48,142.53
21-Mar-2005	92,000	488,212.10
23-Mar-2005	193,946	1,020,601.74
24-Mar-2005	110,000	570,716.17
29-Mar-2005	100,000	516,566.66
30-Mar-2005	80,000	413,181.14
31-Mar-2005	277,354	1,431,383.34
01-Apr-2005	100,000	525,992.52
04-Apr-2005	119,134	629,873.32
06-Apr-2005	11,040	59,403.55
07-Apr-2005	14,387	76,981.59
08-Apr-2005	60,000	322,303.91

Annexure B

Foster's Group
Net Trades between 26 August 2004 and 21 August 2008

Date	Quantity	Consideration
11-Apr-2005	39,787	215,983.23
13-Apr-2005	141,017	747,013.26
14-Apr-2005	12,159	64,483.37
15-Apr-2005	155,962	823,929.79
18-Apr-2005	(277,544)	(1,461,993.79)
19-Apr-2005	(3,011,000)	(15,944,850.09)
22-Apr-2005	50,000	266,375.52
26-Apr-2005	224,639	1,202,983.71
27-Apr-2005	1,249,986	6,661,959.68
28-Apr-2005	128,748	673,352.04
29-Apr-2005	167,461	855,598.34
02-May-2005	337,020	1,749,145.10
03-May-2005	12,000	62,397.13
04-May-2005	50,000	256,327.97
05-May-2005	149,030	759,849.84
06-May-2005	172,787	889,206.87
10-May-2005	425,100	2,205,899.59
11-May-2005	(379,122)	(1,960,270.23)
12-May-2005	1,133,718	5,953,608.75
13-May-2005	300,000	1,577,797.05
16-May-2005	14,405	74,563.10
17-May-2005	239,142	1,228,551.54
18-May-2005	185,000	957,281.31
19-May-2005	(328,124)	(1,735,775.96)
20-May-2005	325,624	1,722,537.47
23-May-2005	180,000	968,247.39
27-May-2005	(80,000)	(436,000.00)
30-May-2005	(120,000)	(648,000.00)
31-May-2005	45,000	246,157.08
01-Jun-2005	210,000	1,134,802.29
03-Jun-2005	(137,731)	(756,989.40)
08-Jun-2005	(50,000)	(269,003.20)
10-Jun-2005	2,223	11,964.76
17-Jun-2005	30,000	160,090.04
20-Jun-2005	(12,941)	(66,975.88)
24-Jun-2005	(46,755)	(250,901.45)
28-Jun-2005	12,486	66,828.54
29-Jun-2005	241,347	1,287,545.37
05-Jul-2005	(2,000)	(10,644.64)
06-Jul-2005	(8,000)	(42,650.39)
08-Jul-2005	(20,000)	(104,870.81)
13-Jul-2005	(45,000)	(238,676.32)
19-Jul-2005	(1,300)	(7,050.60)
21-Jul-2005	(79,356)	(437,631.87)
22-Jul-2005	73,000	411,519.98
25-Jul-2005	(257,898)	(1,443,497.75)
26-Jul-2005	80,000	444,390.72
27-Jul-2005	237,943	1,318,202.61
29-Jul-2005	225,307	1,234,940.89
01-Aug-2005	91,173	498,867.50
02-Aug-2005	(1,475,000)	(8,009,250.00)

Annexure B

Foster's Group
Net Trades between 26 August 2004 and 21 August 2008

Date	Quantity	Consideration
05-Aug-2005	5,000	26,942.89
09-Aug-2005	(322,000)	(1,738,800.00)
17-Aug-2005	(78,791)	(448,195.80)
18-Aug-2005	(50,010)	(280,083.81)
26-Aug-2005	(346,343)	(1,914,292.62)
29-Aug-2005	(87,484)	(478,059.05)
31-Aug-2005	189,207	1,078,534.58
01-Sep-2005	86,935	503,822.54
06-Sep-2005	(316,857)	(1,767,279.63)
07-Sep-2005	(266,857)	(1,505,952.63)
08-Sep-2005	(404,305)	(2,296,926.91)
09-Sep-2005	(738,029)	(4,184,624.43)
12-Sep-2005	460,000	2,633,638.65
13-Sep-2005	238,000	1,370,664.39
14-Sep-2005	(437,135)	(2,539,755.53)
20-Sep-2005	(1,416,683)	(8,221,548.67)
21-Sep-2005	(51,250)	(294,112.21)
26-Sep-2005	(436,630)	(2,505,908.07)
27-Sep-2005	(477,988)	(2,733,807.43)
04-Oct-2005	85,000	494,074.48
10-Oct-2005	50,000	275,099.45
11-Oct-2005	37,500	205,640.21
12-Oct-2005	15,000	83,909.12
18-Oct-2005	175,000	978,606.29
19-Oct-2005	75,000	420,229.96
20-Oct-2005	100,000	563,836.30
21-Oct-2005	(1,938,000)	(10,910,940.00)
24-Oct-2005	(160,229)	(887,320.80)
25-Oct-2005	(776,904)	(4,287,640.90)
26-Oct-2005	(10,000)	(56,303.73)
27-Oct-2005	50,000	287,237.74
31-Oct-2005	(257,943)	(1,483,595.10)
01-Nov-2005	(52,427)	(303,851.72)
02-Nov-2005	55,996	323,895.60
08-Nov-2005	(89,800)	(522,636.00)
14-Nov-2005	(170,000)	(977,500.00)
15-Nov-2005	(40,755)	(234,485.29)
21-Nov-2005	16,644	96,985.93
24-Nov-2005	(268,000)	(1,530,404.21)
25-Nov-2005	(124,622)	(711,983.62)
28-Nov-2005	(1,000,600)	(5,703,420.00)
30-Nov-2005	3,880,706	21,925,988.90
01-Dec-2005	(3,850,706)	(21,758,618.89)
02-Dec-2005	20,000	111,469.70
05-Dec-2005	(1,050,500)	(5,798,664.97)
06-Dec-2005	(529,100)	(2,931,214.00)
09-Dec-2005	(551,600)	(3,066,896.00)
13-Dec-2005	(100,000)	(560,255.05)
14-Dec-2005	179,167	1,001,571.86
15-Dec-2005	136,200	758,371.59
20-Dec-2005	26,500	148,345.74

Annexure B

Foster's Group
Net Trades between 26 August 2004 and 21 August 2008

Date	Quantity	Consideration
28-Dec-2005	130,000	719,586.43
05-Jan-2006	30,000	166,425.42
09-Jan-2006	20,000	110,182.17
10-Jan-2006	165,000	918,897.04
13-Jan-2006	50,000	281,491.98
18-Jan-2006	50,000	277,160.10
19-Jan-2006	10,000	55,530.02
20-Jan-2006	80,000	442,918.69
23-Jan-2006	445,000	2,422,325.64
24-Jan-2006	(534,471)	(2,895,858.48)
25-Jan-2006	380,000	2,050,708.00
27-Jan-2006	(80,092)	(424,479.60)
30-Jan-2006	248,724	1,333,095.41
31-Jan-2006	513,959	2,713,538.69
02-Feb-2006	116,991	648,950.53
06-Feb-2006	30,000	165,173.98
08-Feb-2006	55,229	306,577.48
09-Feb-2006	(519,122)	(2,876,804.21)
13-Feb-2006	20,000	112,400.25
14-Feb-2006	64,204	351,453.49
16-Feb-2006	150,000	795,441.47
20-Feb-2006	(1,084,998)	(5,739,639.42)
21-Feb-2006	(504,867)	(2,707,837.33)
24-Feb-2006	100,000	536,370.98
27-Feb-2006	(958,932)	(5,178,232.80)
28-Feb-2006	140,253	762,472.68
01-Mar-2006	324,500	1,735,613.23
02-Mar-2006	150,000	793,651.56
03-Mar-2006	300,000	1,581,918.35
10-Mar-2006	(127,000)	(674,370.00)
14-Mar-2006	397,000	2,111,637.89
16-Mar-2006	127,000	683,260.00
22-Mar-2006	(83,262)	(443,978.12)
24-Mar-2006	65,000	347,070.33
27-Mar-2006	(250,149)	(1,328,291.19)
28-Mar-2006	500,000	2,653,276.50
31-Mar-2006	543,000	2,890,061.30
04-Apr-2006	862,757	4,691,358.93
05-Apr-2006	20,000	109,319.81
06-Apr-2006	160,000	880,863.75
10-Apr-2006	(31,786)	(175,093.50)
12-Apr-2006	100,000	566,663.92
13-Apr-2006	99,200	562,419.22
18-Apr-2006	50,000	285,688.49
20-Apr-2006	(2,555,514)	(14,540,874.66)
21-Apr-2006	7,300	42,166.60
26-Apr-2006	508,112	2,944,144.31
27-Apr-2006	45,347	267,298.41
28-Apr-2006	65,900	387,559.78
02-May-2006	100,000	585,706.28
04-May-2006	(24,000)	(140,202.98)

Annexure B

Foster's Group
Net Trades between 26 August 2004 and 21 August 2008

Date	Quantity	Consideration
08-May-2006	11,624	68,907.74
11-May-2006	(889,444)	(5,292,191.80)
19-May-2006	50,000	282,745.42
25-May-2006	(16,823)	(94,416.71)
29-May-2006	31,477	173,878.00
30-May-2006	100,000	549,807.83
31-May-2006	439,942	2,377,367.26
01-Jun-2006	520,000	2,846,329.95
02-Jun-2006	100,000	559,634.78
05-Jun-2006	100,264	562,771.12
07-Jun-2006	100,000	562,161.71
09-Jun-2006	82,500	458,348.24
13-Jun-2006	7,831	43,110.42
14-Jun-2006	10,616	58,629.47
21-Jun-2006	69,220	384,838.78
22-Jun-2006	10,000	56,289.37
26-Jun-2006	(259,000)	(1,400,952.76)
27-Jun-2006	(50,000)	(270,512.11)
28-Jun-2006	20,000	107,673.30
03-Jul-2006	15,676	87,069.25
04-Jul-2006	(308,000)	(1,715,750.23)
05-Jul-2006	46,894	263,656.39
07-Jul-2006	(300,000)	(1,673,046.43)
10-Jul-2006	(100,000)	(559,866.12)
11-Jul-2006	(200,000)	(1,109,141.45)
13-Jul-2006	1,653,805	9,196,103.21
17-Jul-2006	(100,000)	(543,301.80)
19-Jul-2006	(200,000)	(1,061,612.51)
20-Jul-2006	(49,083)	(263,722.16)
21-Jul-2006	753,162	4,075,595.87
25-Jul-2006	(4,000)	(21,881.50)
26-Jul-2006	(140,000)	(756,238.61)
28-Jul-2006	27,000	143,570.95
31-Jul-2006	100,000	539,238.84
01-Aug-2006	50,000	266,561.04
02-Aug-2006	222,032	1,174,359.10
03-Aug-2006	20,000	106,358.86
04-Aug-2006	50,000	268,987.69
08-Aug-2006	(69,400)	(371,622.40)
10-Aug-2006	(652,840)	(3,459,057.35)
14-Aug-2006	97,000	520,841.50
23-Aug-2006	(81,643)	(451,066.52)
30-Aug-2006	(2,183,995)	(12,979,929.65)
01-Sep-2006	(144,828)	(896,561.95)
04-Sep-2006	50,000	298,819.50
06-Sep-2006	100,000	599,644.50
11-Sep-2006	(31,850)	(197,470.00)
12-Sep-2006	(35,000)	(215,370.10)
15-Sep-2006	(27,000)	(177,214.51)
18-Sep-2006	(38,000)	(244,088.71)
26-Sep-2006	(56,200)	(346,882.10)

Annexure B

Foster's Group

Net Trades between 26 August 2004 and 21 August 2008

Date	Quantity	Consideration
27-Sep-2006	(31,783)	(198,072.13)
28-Sep-2006	(57,085)	(364,606.87)
29-Sep-2006	(556,831)	(3,548,976.01)
11-Oct-2006	(85,000)	(528,420.18)
12-Oct-2006	(21,832)	(137,603.15)
13-Oct-2006	(36,803)	(233,608.65)
16-Oct-2006	(585,104)	(3,748,439.21)
17-Oct-2006	(458,013)	(2,929,342.68)
18-Oct-2006	(48,276)	(305,873.27)
23-Oct-2006	(50,000)	(320,416.42)
25-Oct-2006	(96,924)	(610,362.86)
26-Oct-2006	(150,688)	(948,241.50)
30-Oct-2006	(2,000)	(12,717.80)
02-Nov-2006	(4,000)	(26,186.76)
06-Nov-2006	(70,066)	(452,199.15)
10-Nov-2006	(6,000)	(38,097.65)
14-Nov-2006	(230,000)	(1,481,163.57)
15-Nov-2006	(3,000)	(19,317.63)
17-Nov-2006	95,000	612,596.52
20-Nov-2006	(14,000)	(88,982.61)
22-Nov-2006	(4,000)	(26,094.87)
23-Nov-2006	(618,885)	(4,217,339.44)
24-Nov-2006	(109,000)	(742,361.45)
27-Nov-2006	(10,000)	(67,737.21)
29-Nov-2006	(3,000)	(20,001.18)
30-Nov-2006	(1,116,385)	(7,468,615.65)
04-Dec-2006	(10,000)	(64,771.38)
07-Dec-2006	(88,560)	(582,651.01)
08-Dec-2006	(28.000)	(185,050.16)
11-Dec-2006	(8,000)	(53,020.81)
12-Dec-2006	191,837	1,269,694.71
13-Dec-2006	(34,630)	(232,622.74)
14-Dec-2006	(9,000)	(60,918.71)
19-Dec-2006	(10,500)	(70,608.89)
28-Dec-2006	(506,700)	(3,526,938.82)
29-Dec-2006	(60,000)	(418,049.19)
02-Jan-2007	(350,000)	(2,430,901.58)
03-Jan-2007	(500,000)	(3,480,901.13)
04-Jan-2007	(422,800)	(2,920,934.55)
08-Jan-2007	(110,000)	(742,114.54)
09-Jan-2007	(453,001)	(3,080,299.24)
10-Jan-2007	(2,432)	(16,370.86)
11-Jan-2007	(105,000)	(696,340.29)
12-Jan-2007	(165,904)	(1,115,448.81)
17-Jan-2007	(54,461)	(369,023.10)
18-Jan-2007	(206,974)	(1,406,401.17)
19-Jan-2007	(126,025)	(865,270.86)
25-Jan-2007	(381,026)	(2,550,299.54)
31-Jan-2007	(463,294)	(3,136,237.56)
01-Feb-2007	(85,843)	(586,159.23)
02-Feb-2007	(116,283)	(800,065.04)

Annexure B

Foster's Group
Net Trades between 26 August 2004 and 21 August 2008

Date	Quantity	Consideration
06-Feb-2007	(30,000)	(208,692.51)
07-Feb-2007	(1,132,599)	(7,981,795.83)
08-Feb-2007	(148,312)	(1,039,647.79)
09-Feb-2007	(60.000)	(422,830.02)
12-Feb-2007	(84,397)	(590,509.40)
14-Feb-2007	(103,907)	(730,353.69)
15-Feb-2007	(1,300)	(9,022.86)
16-Feb-2007	(1,738,000)	(12,154,789.21)
19-Feb-2007	(117,000)	(835,124.58)
20-Feb-2007	202,000	1,367,391.43
21-Feb-2007	35,000	235,369.51
23-Feb-2007	60,000	403,093.47
26-Feb-2007	350,000	2,325,547.72
28-Feb-2007	18,816	119,542.81
02-Mar-2007	532,000	3,310,191.30
08-Mar-2007	(39,012)	(246,445.83)
14-Mar-2007	(306,244)	(2,064,084.56)
16-Mar-2007	(1,500)	(10,024.11)
29-Mar-2007	5,800	38,059.66
30-Mar-2007	(38,227)	(259,594.72)
02-Apr-2007	(57,221)	(390,029.99)
10-Apr-2007	(2,826,273)	2,237,542.75
11-Apr-2007	2,793,161	19,130,295.12
16-Apr-2007	(4,800,000)	(31,920,000.00)
18-Apr-2007	(200,000)	(1,336,514.45)
19-Apr-2007	484,500	3,220,168.45
23-Apr-2007	(160,000)	(1,044,192.54)
24-Apr-2007	(385,000)	(2,487,478.56)
26-Apr-2007	(78,079)	(509,318.06)
03-May-2007	(26,243)	(170,617.30)
11-May-2007	970,384	6,326,903.68
14-May-2007	(958,315)	(6,286,745.29)
21-May-2007	(54,623)	(348,762.87)
24-May-2007	10,000	63,133.92
25-May-2007	225,000	1,412,395.94
28-May-2007	12,434	78,470.16
29-May-2007	300,000	1,898,777.32
01-Jun-2007	256,000	1,663,616.00
06-Jun-2007	(188,480)	(1,236,428.80)
07-Jun-2007	(14,000)	(91,529.21)
12-Jun-2007	68,534	448,368.66
13-Jun-2007	214,612	1,380,457.45
18-Jun-2007	23,464	153,975.71
20-Jun-2007	54,000	352,934.00
21-Jun-2007	40,391	262,526.35
22-Jun-2007	100,000	646,663.45
25-Jun-2007	(162,662)	(1,051,751.32)
26-Jun-2007	(250,625)	(1,607,037.09)
28-Jun-2007	165,548	1,039.578.81
02-Jul-2007	12,644	81,061.25
03-Jul-2007	(117,134)	(749,352.34)

Annexure B

Foster's Group
Net Trades between 26 August 2004 and 21 August 2008

Date	Quantity	Consideration
04-Jul-2007	23,231	148,928.86
05-Jul-2007	900,000	5,728,640.55
06-Jul-2007	(210,866)	(1,338,025.11)
12-Jul-2007	(4,414)	(28,025.40)
18-Jul-2007	490,000	3.069,496.98
20-Jul-2007	100,000	627,230.16
24-Jul-2007	(33,986)	(215,956.38)
27-Jul-2007	342,884	2,013,995.58
30-Jul-2007	485,421	2,850,630.49
01-Aug-2007	300,000	1,762,078.06
03-Aug-2007	50,000	296,791.51
15-Aug-2007	50,000	293,434.74
16-Aug-2007	164,674	951,460.94
21-Aug-2007	37,941	221,294.67
23-Aug-2007	(592,111)	(3,527,947.14)
27-Aug-2007	90,000	536,503.34
28-Aug-2007	(100,000)	(634,819.44)
03-Sep-2007	(181,049)	(1,146,040.84)
11-Sep-2007	(967,169)	(6,164,972.84)
13-Sep-2007	14,604	93,385.10
20-Sep-2007	(478,225)	(3,055,874.70)
24-Sep-2007	(35,427)	(225,657.06)
26-Sep-2007	(96,276)	(626,617.11)
27-Sep-2007	(27,415)	(180,660.55)
04-Oct-2007	(162,362)	(1,063,412.46)
05-Oct-2007	(135,000)	(903,493.54)
08-Oct-2007	(50,000)	(342,226.28)
09-Oct-2007	(130,000)	(895,220.35)
10-Oct-2007	(465,000)	(3,168,931.90)
15-Oct-2007	(1,033,488)	(1,811,684.80)
16-Oct-2007	756,132	4,905,096.76
17-Oct-2007	26,140	168,092.38
22-Oct-2007	8,834	57,238.27
23-Oct-2007	(17,000)	(110,043.91)
29-Oct-2007	230,000	1,452,754.13
01-Nov-2007	(6,500)	(40,767.31)
02-Nov-2007	110,000	683,191.63
09-Nov-2007	(124,515)	(773,755.86)
12-Nov-2007	100,000	622,537.29
14-Nov-2007	(238,774)	(1,510,997.59)
21-Nov-2007	63,924	406,975.98
22-Nov-2007	(92,608)	(588,124.46)
28-Nov-2007	(202,856)	(1,268,126.15)
05-Dec-2007	31,925	200,829.07
12-Dec-2007	50,000	316,362.61
14-Dec-2007	53,000	332,059.96
18-Dec-2007	21,623	128,945.30
19-Dec-2007	(12,695)	(81,553.01)
20-Dec-2007	(483,077)	(3,147,311.37)
21-Dec-2007	(46,853)	(303,405.07)
28-Dec-2007	(30,000)	(196,112.60)

Annexure B

Foster's Group
Net Trades between 26 August 2004 and 21 August 2008

Date	Quantity	Consideration
08-Jan-2008	(191,199)	(1,225,399.46)
09-Jan-2008	(180,862)	(1,149,355.57)
10-Jan-2008	(5,831)	(37,144.54)
14-Jan-2008	(50,000)	(317,335.32)
15-Jan-2008	(386,533)	(2,448,218.52)
16-Jan-2008	36,889	221,373.29
18-Jan-2008	23,208	135,381.77
21-Jan-2008	97,996	568,376.80
22-Jan-2008	(124,944)	(702,433.45)
23-Jan-2008	134,963	766,553.66
24-Jan-2008	126,752	731,972.17
25-Jan-2008	5,110	29,909.00
29-Jan-2008	35,451	207,128.50
31-Jan-2008	406,535	2,288,400.73
04-Feb-2008	200,000	1,174,280.42
07-Feb-2008	30,000	166,470.54
12-Feb-2008	(62,897)	(345,909.38)
13-Feb-2008	250,000	1,428,467.52
18-Feb-2008	(50,000)	(291,386.47)
26-Feb-2008	200,000	1,067,928.76
29-Feb-2008	200,000	1,070,134.80
03-Mar-2008	430,000	2,230,765.78
04-Mar-2008	200,000	1,038,499.68
05-Mar-2008	100,000	527,167.22
14-Mar-2008	50,000	250,883.04
18-Mar-2008	136,798	675,569.19
19-Mar-2008	149,608	753,037.49
20-Mar-2008	461,017	2,266,212.52
26-Mar-2008	155,000	783,644.13
27-Mar-2008	283,775	1,432,281.06
28-Mar-2008	648,482	3,333,585.18
09-Apr-2008	(20,000)	(107,593.52)
23-Apr-2008	150,000	762,000.00
28-Apr-2008	1,800	9,097.47
30-Apr-2008	383,627	1,923,756.08
01-May-2008	50,358	255,007.26
06-May-2008	68,833	353,083.52
07-May-2008	167,182	848,602.54
14-May-2008	(105,465)	(543,365.45)
15-May-2008	(223,866)	(1,206,355.69)
20-May-2008	(195,201)	(1,058,173.68)
22-May-2008	19,770	104,424.68
23-May-2008	20,000	105,716.16
30-May-2008	(140,916)	(775,038.00)
02-Jun-2008	(544,650)	(2,861,162.92)
10-Jun-2008	(50,000)	(277,205.58)
11-Jun-2008	(96,566)	(536,828.57)
12-Jun-2008	372,882	2,077,827.84
18-Jun-2008	(5,452,447)	(29,497,738.00)
19-Jun-2008	93,017	483,507.53
26-Jun-2008	(36,900)	(190,156.52)

Annexure B

Foster's Group
Net Trades between 26 August 2004 and 21 August 2008

Date	Quantity	Consideration
27-Jun-2008	156,570	795,804.48
01-Jul-2008	(67,090)	(347,738.07)
03-Jul-2008	(200,000)	(955,824.23)
04-Jul-2008	(100,000)	(468,916.92)
08-Jul-2008	(167,133)	(787,486.14)
10-Jul-2008	100,000	461,485.61
14-Jul-2008	50,000	224,576.76
15-Jul-2008	200,000	865,032.32
16-Jul-2008	555,285	2,496,165.55
17-Jul-2008	130,000	597,728.25
01-Aug-2008	(673,167)	(3,333,150.02)
06-Aug-2008	(50,000)	(256,896.59)
11-Aug-2008	(90,000)	(462,907.50)
12-Aug-2008	(90,000)	(467,915.67)
14-Aug-2008	(80,000)	(422,762.18)
15-Aug-2008	(735,368)	(3,967,400.44)
18-Aug-2008	(578,673)	(3,098,870.70)
21-Aug-2008	(1,056,755)	(5,629,660.92)
	(24,329,625)	(139,549,434.71)

Annexure C

Foster's Group
Registered Shareholdings as at 21 August 2008

Registered Name	Address	Holding
National Nominees Limited	GPO Box 1406M, MELBOURNE VIC 3001	52,755,820
RBC Dexia Investor Services Trust	Level 16 & 17, 2 Park Street, SYDNEY NSW 2000	11,767,571
JP Morgan Worldwide Securities Services	Level 37, AAP Centre, 259 George Street, SYDNEY NSW 2000	11,668,328
Citicorp Nominees Pty Ltd	Level 2, 350 Collins Street, MELBOURNE VIC 3001	8,757,300
State Street Australia Ltd	Level 7 - Unlisted Unit Trust Department, 338 Pitt Street, SYDNEY NSW 2000	5,941,700
M F Custodians	Level 18, 8 Exhibition Street, MELBOURNE VIC 3000	2,662,855
Cogent Nominees Pty Limited	Level 8 BNP Paribas, 60 Castlereagh St, SYDNEY NSW 2000	1,514,519
Brown Brothers Harriman	40 Water Street, BOSTON MA 02109	496,581
The Northern Trust Company	One George Street, #12-06, SINGAPORE 049145	464,733
The Bank of New York	One Temasek, #02-01 Millenia Tower, SINGAPORE 039192	248,238
Rossler Superannuation Fund	25 Orinoco Street, PYMBLE NSW 2073	30,000
D & S Smedley	4 Berrilee Street, TURRAMURRA NSW 2074	2,910
Arvic Pty Ltd	c/- Maple-Brown Abbott Limited, Level 30, 20 Bond Street, SYDNEY NSW 2000	15,000
Fhe Holdings Pty Ltd	8 Duntroon Avenue, ROSEVILLE NSW 2069	13,500
RBC Dexia Investor Services Bank S.A. (Dublin)	George's Quay House, 43 Townsend Street, DUBLIN 2	10,634
Fonthill Pty Ltd	c/- Maple-Brown Abbott Limited, Level 30, 20 Bond Street, SYDNEY NSW 2000	7,500
Diana Fiona Pty Ltd	c/- Maple-Brown Abbott Limited, Level 30, 20 Bond Street, SYDNEY NSW 2000	6,647
Diana Florence Pty Ltd	c/- Maple-Brown Abbott Limited, Level 30, 20 Bond Street, SYDNEY NSW 2000	4,600
		96,368,436

FOSTER'S GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Notice of ceasing to be a substantial holder"

Released: 25 August 2008

Pages: 5
(including this page)

FILE NO: 082-01711

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

Form 605

Corporations Law
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Foster's Group Limited

ACN/ARSN: 007 620 886

1. Details of substantial holder(1)

Name: Maple-Brown Abbott Limited
ACN (if applicable): 001 208 564

The holder ceased to be a substantial holder on: 22/08/08
The previous notice was given to the company on: 25/08/08
The previous notice was dated: 21/08/08

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
22/08/08	See Annexure A	Sales	-----------See	Annexure	B-----------

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
N/A	N/A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Maple-Brown Abbott Limited	Level 30, 20 Bond Street, Sydney NSW 2000

Signature

print name Dean Smedley capacity Company Secretary

sign here date 25/08/08

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A

Foster's Group
Registered Shareholdings as at 21 August 2008

Registered Name	Address	Holding
National Nominees Limited	GPO Box 1406M. MELBOURNE VIC 3001	52,755,820
RBC Dexia Investor Services Trust	Level 16 & 17, 2 Park Street, SYDNEY NSW 2000	11,767,571
JP Morgan Worldwide Securities Services	Level 37, AAP Centre, 259 George Street, SYDNEY NSW 2000	11,668,328
Citicorp Nominees Pty Ltd	Level 2, 350 Collins Street, MELBOURNE VIC 3001	8,757,300
State Street Australia Ltd	Level 7 - Unlisted Unit Trust Department, 338 Pitt Street, SYDNEY NSW 2000	3,941,700
M F Custodians	Level 18, 8 Exhibition Street, MELBOURNE VIC 3000	2,662,855
Cogent Nominees Pty Limited	Level 8 BNP Paribas, 60 Castlereagh St, SYDNEY NSW 2000	1,514,519
Brown Brothers Harriman	40 Water Street, BOSTON MA 02109	496,581
The Northern Trust Company	One George Street, #12-06, SINGAPORE 049145	464,733
The Bank of New York	One Temasek, #02-01 Millenia Tower, SINGAPORE 039192	248,238
Rossler Superannuation Fund	25 Orinoco Street, PYMBLE NSW 2073	30,000
D & S Smedley	4 Berrilee Street, TURRAMURRA NSW 2074	2,910
Arvic Pty Ltd	c/- Maple-Brown Abbott Limited, Level 30, 20 Bond Street, SYDNEY NSW 2000	15,000
Fite Holdings Pty Ltd	8 Duntroon Avenue, ROSEVILLE NSW 2069	13,500
RBC Dexia Investor Services Bank S.A. (Dublin)	George's Quay House, 43 Townsend Street, DUBLIN 2 IRELAND	10,634
Fonthill Pty Ltd	c/- Maple-Brown Abbott Limited, Level 30, 20 Bond Street, SYDNEY NSW 2000	7,500
Diana Fiona Pty Ltd	c/- Maple-Brown Abbott Limited, Level 30, 20 Bond Street, SYDNEY NSW 2000	6,647
Diana Florence Pty Ltd	c/- Maple-Brown Abbott Limited, Level 30, 20 Bond Street, SYDNEY NSW 2000	4,600
		94,368,436

Annexure B

Foster's Group

Net Trades between 22 August 2008 and 22 August 2008

Date	Quantity	Consideration
22-Aug-2008	(2,140,902)	(11,184,930.31)
	(2,140,902)	(11,184,930.31)

END